UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                         Transcrypt International, Inc.
       _________________________________________________________________
                                (Name of Issuer)

                                  Common Stock
       _________________________________________________________________
                         (Title of Class of Securities)

                                   89363A 10 1
       _________________________________________________________________
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89363A 10 1               13G PAGE                        2 OF 9

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) John T. Connor II

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [ ]
                                                              (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

NUMBER OF           5   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY        6   SHARED VOTING POWER
OWNED BY                1,207,271
EACH                7   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON              8   SHARED DISPOSITIVE POWER
WITH                    1,207,271

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON John T. Connor II beneficially owns 1,501,528 shares of Common Stock (includes 294,257 shares which Mr. Connor has the right to acquire beneficial ownership of within 60 days after 12/31/97). Of the 1,501,528 shares, Mr. Connor disclaims beneficial ownership of 714,033 shares held by Janice K. Connor and 97,980 shares held by or in trust for other members of the Connor family (a total of 812,013 shares).

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
         See Item 9.

11       PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9)
         11.5%

12       TYPE OF REPORTING PERSON (See Instructions)
         IN

CUSIP NO. 89363A 10 1                13G                        PAGE  3  OF 9

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Janice K. Connor

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)                                          (a) [ ]
                                                                (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

NUMBER OF              5    SOLE VOTING POWER
SHARES                      0
BENEFICIALLY           6    SHARED VOTING POWER
OWNED BY                    1,207,271
EACH                   7    SOLE DISPOSITIVE POWER
REPORTING                   0
PERSON                 8    SHARED DISPOSITIVE POWER
WITH                        1,207,271

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Janice K. Connor beneficially owns 1,207,271 shares of Common Stock. Of the 1,207,271 shares, Mrs. Connor disclaims beneficial ownership of 395,258 shares held by John T. Connor II and 97,980 shares held by or in trust for other members of the Connor family (a total of 493,238 shares).

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
         See Item 9.

11       PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9)
         9.5%

12       TYPE OF REPORTING PERSON (See Instructions)
         IN

ITEM 1.

(a)      Name of Issuer:

         Transcrypt International, Inc.

(b)      Address of Issuer's Principal Executive Offices:

         4800 NW First Street
         Lincoln, Nebraska 68521

ITEM 2.

(a)      Name of Person Filing:

         The Reporting Persons filing this statement are John T. Connor II and Janice K. Connor, husband and wife. This statement contains information regarding shares of Common Stock owned by: each of the filers and family trusts for the benefit of the Connor's children.

(b)      Address of Principal Business Office or, if none, Residence:

         John T. Connor II
         4800 NW First Street
         Lincoln, Nebraska 68521

         Janice K. Connor
         4800 NW First Street
         Lincoln, Nebraska 68521

(c)      Citizenship:

         United States of America for both

(d)      Title of Class of Securities:

         Common Stock

(e)      CUSIP Number:

         89363A 10 1

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person is a:

(a)      [ ]      Broker or Dealer registered under Section 15 of the Act
(b)      [ ]      Bank as defined in Section 3(a)(6) of the Act
(c)      [ ]      Insurance Company as defined in Section 3(a)(19) of the
                  Act
(d)      [ ]      Investment Company registered under Section 8 of the
                  Investment Company Act of 1940
(e)      [ ]      Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940
(f)      [ ]      Employee Benefit Plan, Pension Fund which is subject to
                  the provisions of the Employee Retirement Income
                  Security Act of 1974 or Endowment Fund; see Rule 13d-
                  1(b)(1)(ii)(F) of the Act
(g)      [ ]      Parent Holding Company, in accordance with Rule 13d-
                  1(b)(1)(ii)(G) of the Act (Note: See Item 7)
(h)      [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

ITEM 4.           OWNERSHIP.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)      Amount Beneficially Owned:

         John T. Connor II beneficially owns 1,501,528 shares of Common Stock (includes 294,257 shares which Mr. Connor has the right to acquire beneficial ownership of within 60 days after 12/31/97). Of the 1,501,528 shares, Mr. Connor disclaims beneficial ownership of 714,033 shares held by Janice K. Connor and 97,980 shares held by or in trust for other members of the Connor family (a total of 812,013 shares).

         Janice K. Connor beneficially owns 1,207,271 shares of Common Stock. Of the 1,207,271 shares, Mrs. Connor disclaims beneficial ownership of 395,258 shares held by John T. Connor II and 97,980 shares held by or in trust by other members of the Connor family (a total of 493,238 shares).

(b)      Percent of Class:

         For John T. Connor II
         11.5%

         For Janice K. Connor
         9.5%

(c)      Number of shares as to which such person has:

         For John T. Connor II
         (i)      sole power to vote or to direct the vote

                  0

         (ii)     shared power to vote or to direct the vote

                  1,207,271

         (iii)    sole power to dispose or to direct the disposition of

                  0

         (iv)     shared power to dispose or to direct the disposition of

                  1,207,271

         For Janice K. Connor

         (i)      sole power to vote or to direct the vote

                  0

         (ii)     shared power to vote or to direct the vote

                  1,207,271

         (iii)    sole power to dispose or to direct the disposition of

                  0

         (iv)     shared power to dispose or to direct the disposition of

                  1,207,271

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that should be included in response to this item and, if such relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

         See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of his/her knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


                                    February 3, 1998
                                    ________________________________________
                                         Date

                                    /s/ John T. Connor II
                                    ________________________________________
                                         Signature

                                    John T. Connor II, Chairman
                                    ________________________________________
                                         Name/Title



                                    February 3, 1998
                                    ________________________________________
                                         Date

                                    /s/ Janice K. Connor
                                    ________________________________________
                                         Signature

                                    Janice K. Connor
                                    ________________________________________
                                         Name/Title

                                    EXHIBIT A

                    AGREEMENT RE JOINT FILING OF SCHEDULE 13G

Each of the undersigned hereby agree as follows:

         (i) Each of them is eligible to use the Schedule 13G and such Schedule 13G is filed on behalf of each of them; and

         (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate; and

         (iii) Each of them hereby consents and agrees to the filing on behalf of each of them of the foregoing Joint Statement on Schedule 13G.


                                      February 3, 1998
                                      ________________________________________
                                           Date

                                      /s/ John T. Connor II
                                      ________________________________________
                                           Signature

                                      John T. Connor II, Chairman
                                      ________________________________________
                                           Name/Title



                                      February 3, 1998
                                      ________________________________________
                                           Date

                                      /s/ Janice K. Connor
                                      ________________________________________
                                           Signature

                                      Janice K. Connor
                                      ________________________________________
                                           Name/Title